Exhibit 99.188

Fire & Flower Holdings Corp.

Management Discussion and Analysis

For the Thirteen and Thirty-nine Weeks ended October 30, 2021

Dated December 13, 2021

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of financial condition and results of operations of Fire & Flower Holdings Corp. and its wholly-owned subsidiaries (“Fire & Flower” or “FFHC” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the thirteen and thirty-nine weeks ended October 30, 2021 and October 31, 2020 (“Q3 2021” and “Q3 2020”, respectively).

The information in this MD&A is current as of December 13, 2021 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the thirteen and thirty-nine weeks ended October 30, 2021 and October 31, 2020 (the “Interim Financial Statements”) and the audited consolidated financial statements and notes thereto for the fifty-two weeks ended January 30, 2021 (the “2020 Annual Financial Statements”, and together with the Interim Financial Statements, collectively referred to as the “Financial Statements”). The Financial Statements referenced above have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and interpretations of the IFRS Interpretations Committee for all periods presented.

The Interim Financial Statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s board of directors (the “Board of Directors”) as of December 13, 2021.

Unless otherwise indicated, all financial information in this MD&A is reported in Canadian dollars. All references to the Company contained herein include references to its subsidiaries, as applicable, in the context.

The Financial Statements and the Company’s most recent annual information form (“2020 AIF”) are filed on www.sedar.com. Additional information about the Company can also be found on www.sedar.com.

ACCOUNTING PERIODS

The fiscal year of the Company consists of a fifty-two or fifty-three week period ending on the Saturday closest to January 31, which is January 29, 2022 (“FY 2021”) and January 30, 2021 (“FY 2020”), for the current and prior year period presented in this MD&A, respectively.

Each quarterly interim period for the current and prior fiscal year consists of thirteen weeks.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A, and the documents incorporated by reference in this MD&A, may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

These forward-looking statements include, among other things, statements relating to:

●	the performance of the Company’s business and operations;
●	the expected timing and cost of the Company’s business objectives and milestones;

●	the intention to grow the business, operations and potential activities of the Company;
●	the expected timing and completion of certain acquisitions and other transactions;
●	the competitive conditions of the cannabis industry;
●	the intended expansion of the Company’s operations, its costs and receipt of all requisite regulatory approvals to complete such expansion and increase sale capacity;
●	the applicable laws, regulations and any amendments thereof;
●	the competitive and business strategies of the Company;
●	the grant, timing and impact of any licence or supplemental licence to conduct activities or any amendments thereof;
●	the intention of the Company to complete any offering of securities;
●	the intention of the Company to make certain elections;
●	the impact of the novel strain of the coronavirus (“COVID-19”) on the business and operations of the Company.

Forward-looking statements are provided for the purposes of assisting the reader in understanding the Company’s financial performance, financial position and cash flows as of and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that the forward-looking statements may not be appropriate for any other purpose. Such assumptions include, but are not limited to, assumptions regarding: (a) the demand for the Company’s products and services and fluctuations in future revenues; (b) sufficiency of current working capital to support future operating and working capital requirements; (c) equity and debt markets continuing to provide access to capital on acceptable terms; (d) general economic trends and conditions; (e) the expected actions of third parties; (f) the Company’s future growth prospects and business opportunities; (g) the expected growth in the amount of cannabis sold by the Company and the expected size of and pricing of products in the recreational cannabis market; (h) expectations with respect to the renewal and/or extension of the Company’s licences and permits; (i) capital cost of the Company’s expected expansion; (j) the competitive conditions of the cannabis industry; (k) the applicable laws, regulations and any amendments thereof; (l) the grant and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof; (m) the Company’s ability to comply with applicable governmental regulations and standards; (n) the Company’s success in implementing its strategies and achieving its business objectives; (o) the number of stores to be operated by the Company; and (p) general business and economic conditions, including negative impacts from the continued spread of COVID- 19 on the global economy or on the Company’s business, financial position or results of operations.

The Company believes that the expectations reflected in those forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. Forward-looking statements are made as of the date they are made and are based on the beliefs, estimates, expectations and opinions of management on that date. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by law. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Company’s actual results could differ materially from those anticipated in these forward- looking statements as a result of various risk factors.

The forward-looking statements contained herein and in other reports filed by the Company and made by the Company’s directors, officers and other persons authorized to speak on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

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COMPANY OVERVIEW AND STRATEGY

Overview of the Company

The Company’s principal business focuses on building a digital cannabis consumer platform to adult-use recreational markets supported by a fulfillment network of retail stores that sell cannabis and accessory products. The Company is led by experienced cannabis and technology entrepreneurs and retail professionals, and operates a trusted platform for connecting cannabis suppliers with cannabis customers. The Company operates licensed cannabis retail stores in various provinces and territories in Canada and leverages its wholly-owned technology development subsidiary, Hifyre Inc. (“Hifyre”), to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams.

The Company’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “FAF”.

On August 7, 2019, 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc. (collectively, “ACT”), made a strategic investment in the Company (the “Strategic Investment”) and received convertible debentures (the “ACT Debentures”) and warrants (the “ACT Warrants”). Pursuant to the terms of the Strategic Investment, ACT acquired the right, but not the obligation, to acquire that number of Common Shares that may result in ACT holding 50.1% of the issued and outstanding Common Shares if the principal amount of ACT Debentures, ACT Warrants and Top-up Rights (as defined in the Amended and Restated Investor Rights Agreement between the Company and 2707031 Ontario Inc.) are converted and exercised, respectively, in full. As of the date of this MD&A, ACT held 21.5% of the issued and outstanding Common Shares.

The Company’s material wholly-owned subsidiaries are Fire & Flower Inc. (“FFI”), Hifyre, Hifyre US, Inc., PGED Corp., 10926671 Canada Ltd. (operating as Open Fields Distribution), 11180703 Canada Ltd. (operating as Hi-Line Ventures), 13318184 Canada Inc. and Friendly Stranger Holdings Corp. (“Friendly Stranger” or “FSHC”).

The Company’s head office, registered office and records office is located at 130 King Street West, Suite 2500, Toronto, Ontario, M5X 1C8.

Description of the Business

The Company’s mission is to “Deliver Cannabis to the World” through a digital consumer platform enabled by advanced technology and data analytics to understand the customer and drive a clear value proposition. In addition to its Fire & Flower™, Friendly Stranger™, Happy Dayz™, and Hotbox™ retail networks and its wholesale distribution and fulfilment capabilities (operating as “Open Fields Distribution”), the Company’s proprietary Hifyre™ Digital Retail and Analytics Platform provides a significant competitive advantage, additional revenue opportunities, as well as a growth platform to enter international markets in a flexible and compliant manner.

Retail

The retail sale of adult-use cannabis is only permitted by approved store operators at licensed premises in accordance with applicable federal, provincial and municipal laws. As of the date of this MD&A, the Company, through its wholly-owned subsidiaries FFI and Friendly Stranger, owns and operates ninety-nine (99) licensed cannabis retail stores and three (3) accessory stores, and has also licensed the Fire & Flower™ brand to (1) cannabis retail store in the United States as described under “Description of Business – Hifyre™ Digital Retail and Analytics Platform”.

The Company’s retail experience model is designed to be continuously optimized through insights garnered from the Hifyre™ Digital Retail and Analytics Platform to cater to both long-time cannabis users who may be transitioning from the unregulated market as well as customers who are new to consuming cannabis. In addition, the Hifyre™ IQ data and analytics platform is one of the leading products that provide market industry data to the cannabis industry across North America.

The Company’s purchase of cannabis product inventory is determined by the applicable provincial regime and optimized through automated tolls included in the Hifyre™ Digital Retail and Analytics Platform. All cannabis products are purchased either directly or indirectly from Licensed Producers in accordance with the Cannabis Act and the applicable provincial regime. In the provinces of Alberta, British Columbia, Ontario, Manitoba and the Yukon Territory, all purchases of cannabis products are made through a provincial wholesaler (that acquires its cannabis products from Licensed Producers). In the province of Saskatchewan, no such intermediary exists, and the Company engages directly with Licensed Producers. Pricing for cannabis products purchased by the Company for sale in its cannabis retail stores in Alberta, Manitoba, Ontario, British Columbia and the Yukon Territory is set by the provincial/territory regulator.

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In FY 2020, the Company acquired all of the shares of Friendly Stranger, which holds the Retail Operator Licence (“ROL”) and Retail Store Authorizations (“RSA”) (as such terms are defined in the Cannabis Licence Act (Ontario)) to operate cannabis retail stores in Ontario under the Friendly Stranger™, Happy Dayz™ and Hotbox™ brands. The Company has transitioned operational procedures and technology systems onto FFI’s best practices including the Hifyre™ Digital Retail and Analytics Platform.

The following table sets out the Company’s current retail operations, including acquisitions, across Canada as at the date of this MD&A:

As of the date of this MD&A: Province/ Territory	Stores Operated (2, 3)
Alberta	42
Saskatchewan	13
Manitoba	4
Yukon Territory	1
Ontario	40	(1)
British Columbia	2
Total	102

(1) Reflects 37 licensed cannabis retail stores and 3 accessories only stores in Ontario that have been operating as at the date of this MD&A and is exclusive of sites that are in the process of being licensed and sites under construction.

(2) The number of stores operating during the COVID-19 pandemic may vary as the Company continues to respond to the applicable legal requirements and guidelines from public health officials.

(3) All operated stores as of the date of this MD&A are owned by the Company.

The Company also has one branded store operated under license by Fire & Flower US Holdings Inc. licensed under California state laws as described under “Description of Business - Hifyre™ Digital Retail and Analytics Platform”.

During the prior fiscal year, the Company focused its expansion in the Ontario market by way of the acquisition of various cannabis retail stores, including the acquisition of Friendly Stranger described above. The operation of such acquired stores have been assumed by FFI or Friendly Stranger, as applicable, via legal entity consolidation. Details of all such acquisitions are described in the 2020 AIF.

During the fiscal quarter ended October 30, 2021, the Company opened seven (7) additional locations and completed the acquisition of one (1) store located in Orangeville, Ontario, which had previously been operated by the Company pursuant to the terms of certain consulting services agreements entered into between the Company and the owner of such store, as described in more detail under “Acquisitions – Assets of Sarnia and Orangeville, Ontario locations”. The Company anticipates being able to grow both organically as well as through acquisition in the future. Subsequent to the end of the fiscal quarter ended October 30, 2021, the Company opened five (5) additional locations and completed the acquisition of one (1) store located in Sarnia, Ontario, which had previously been operated by the Company pursuant to the terms of certain consulting services agreements entered into between the Company and the owner of such store, as described in more detail under “Acquisitions – Assets of Sarnia and Orangeville, Ontario locations”.

On October 5, 2021 the Company announced that it had advanced its strategic initiative with ACT, the parent company of Circle K stores, to open new Fire & Flower™ cannabis retail stores adjacent to existing Circle K stores located in new markets across Canada (the “Co- Location Program”). Initially launched as a pilot project in July 2020, the expected expansion of the Co-Location Program will now see co-located retail stores open over the next several months in the provinces of Alberta, Saskatchewan and Manitoba. The co-located stores will be operated by ACT pursuant to certain master franchise agreements whereby ACT has the right to develop and operate cannabis retail outlets utilizing the Company’s cannabis brand trademarks, intellectual property, and operating plans and system of design.

During fiscal year 2020 and thus far during fiscal year 2021, COVID-19 resulted in governments reinstating stricter emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing, proof of vaccination or negative test mandates and temporary closures of non-essential businesses. The impact of COVID-19 on the Company’s operations and the measures taken to address the associated challenges are described under Q3 2021 and Recent Highlights – COVID-19”.

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Wholesale Distribution

The Company, through Open Fields Distribution (“Open Fields”), also operates a cannabis wholesale business in Saskatchewan under a cannabis wholesale permit issued by the Saskatchewan Liquor and Gaming Authority (“SLGA”). Open Fields purchases cannabis products directly from Licensed Producers that are authorized to sell into Saskatchewan and distributes such products to the Company’s licensed corporate-owned and branded retail stores as well as third-party independent licensed retailers in Saskatchewan. Open Fields also purchases cannabis accessories and related ancillary products from Canadian-based and global suppliers and distributes them to FFI’s retail stores and third-party independent retailers in Canada. Sales to third-party retailers provides the Company with additional revenue and margin opportunities and includes fulfilment of e-commerce sales across Canada of cannabis accessories and related ancillary products. Pricing for cannabis products purchased by Open Fields for re-sale through the Company’s retail stores and independent retailers in Saskatchewan is determined through negotiation with provincially authorized Licensed Producers. Pricing for cannabis accessories and ancillary products purchased by Open Fields for re-sale through the Company’s retail stores and independent retailers is determined through negotiation with manufacturers, distributors and wholesalers.

Hifyre™ Digital Retail and Analytics Platform

Hifyre™ has developed and deployed a proprietary, omni-channel, data-driven system to support the Company’s advanced retail operations. The first generation of the platform was successfully launched for legalization on October 17, 2018, and Hifyre™ continues to execute development activities on the platform with new features released on a regular basis. By capturing user behaviour data and applying predictive analytics, Hifyre™ is able to facilitate the retail business’ delivery of a highly personalized customer experience. These both allow customers to find the products they want and helps the Company efficiently manage its inventory and product assortment to offer products its customer may enjoy. The Company expects the Hifyre™ Digital Retail and Analytics Platform to provide it with a significant competitive advantage at retail, create opportunities for additional high-margin revenue streams and a platform for growth into international markets. Hifyre™ also licenses certain of the data analytics components of the Hifyre™ Digital Retail and Analytics Platform to allow its customers to better understand consumer preferences and behaviour and market dynamics. In September of 2019, Hifyre™ launched the Spark Perks™ program across the Fire & Flower retail network, providing member benefits such as Spark Fastlane™ checkout, exclusive deals and access to member-only events. The Spark Perks™ program collects data on consumer purchase behaviours to help the Company better understand the preferences of their customers.

In January of 2020, Hifyre™ entered into a Strategic License Agreement with COVA Software Solutions (“Cova”) which allows Cova to provide the Hifyre™ Digital Retail and Analytics Platform to its customers including the Spark Perks™ program and the Spark Fastlane™ ‘click-and-collect’ service and enhances the depth of Hifyre’s cannabis retail sales dataset.

On September 15, 2021, Hifyre™ announced that it had completed the acquisition of certain assets of Wikileaf Technologies Inc. and its subsidiaries (“Wikileaf”), an online platform for cannabis enthusiasts, as well as the acquisition of all of the issued and outstanding shares of PGED Corp. (“PotGuide”), a leading cannabis website and content platform. The Wikileaf and PotGuide transactions are expected to make the Hifyre digital network one of the world’s most visited networks of cannabis websites and content platforms, and the Company intends to leverage this user traffic and Hifyre’s proprietary white-label dispensary e-commerce software to convert traffic into cannabis and accessory purchases across the Fire & Flower retail network across Canada and in California, Arizona, and Nevada through its licencing agreement with Fire & Flower US Holdings (as described below).

On December 9, 2021, the Company announced the entering into of a definitive agreement to acquire Pineapple Express Delivery Inc. (“Pineapple Express”), a Canadian delivery and logistics company serving the cannabis sector. Upon completion of the acquisition, it is expected that Pineapple Express’s proprietary technology, the CannDeliv platform, will be integrated into the Hifyre™ Digital Retail and Analytics Platform to provide the Company with a full cannabis e-commerce and delivery service, supported by the Company’s network of retail stores and same-day delivery to cannabis consumers.

The Hifyre™ Digital Retail and Analytics Platform has supported the Company to closely monitor its retail operations in real-time and rapidly adapt to regulatory and operational changes in response to COVID-19, including expanding its existing Spark Fastlane™ “click- and-collect” service to facilitate exclusively servicing stores through the Spark Fastlane™ for pickup in-store and, where permitted, curbside pickup and Spark Rapid Delivery services to residential addresses.

In addition, the Hifyre™ Digital Retail and Analytics Platform includes the industry-leading data platform, Hifyre™ IQ which is subscribed to by a significant number of Canadian licensed producers, equity research analysts and a variety of customers in business, finance, banking and consulting. Hifyre™ has also launched a digital advertising offering, Hifyre™ Reach, which uses the Company’s advanced consumer segmentation engine to deliver targeted advertising services, compliant with the highly regulated cannabis marketing restrictions.

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Q3 2021 AND RECENT HIGHLIGHTS

Financial and Operational Summary

(in thousands of dollars, except per	Q3 2021		Q2 2021	Q3 2020	Thirty-nine Weeks ended
share information and as otherwise	October 30,		July 31,	October 31,	October 30,	October 31,
noted)	2021		2021	2020	2021	2020
Financial Highlights
Revenue		$45,412	43,306	33,119	132,802	84,834
Gross profit		$15,698	16,173	11,505	48,389	28,990
Adjusted EBITDA (1)		$2,077	3,146	1,969	7,530	1,699
Net (loss) income		$(1,983)	19,450	(25,723)	(44,131)	(67,542)
Net (loss) income per share, basic		$($0.06)	$0.58	$(1.51)	$(1.34)	$(4.16)
Net (loss) income per share, diluted		$($0.06)	$0.18	$(1.51)	$(1.34)	$(4.16)
Gross margin percentage	%	34.6%	37.3%	34.7%	36.4%	34.2%
Operating Highlights
Operated(2) cannabis stores - beginning of period	#	87	80	51	73	44
Operated(2) cannabis stores - end of period	#	94	87	54	94	54
Balance Sheet Data
Cash & cash equivalents		$16,495	29,275	24,688	16,495	24,688
Total assets		$224,871	225,854	153,594	224,871	153,594
Total liabilities		$95,438	108,106	150,931	95,438	150,931
Debentures, loans, and conversion option derivatives		$2,970	5,196	69,646	2,970	69,646
Debenture and loans principal amount outstanding		$2,407	4,657	56,302	2,407	56,302

(1) Refer to the “Non-IFRS Financial Measures” section for further details and reconciliation to the Company’s IFRS measures.

(2) Includes directly owned licenced stores and certain store locations operated by the Company pursuant to the terms of certain consulting service agreements, which are consolidated. Refer to “Company Overview and Strategy – Description of Business.”

Performance Highlights

●	Revenue of $45.4 million and $132.8 million during the thirteen and thirty-nine weeks ended October 30, 2021, respectively, (October 31, 2020: $33.1 million and $84.8 million, respectively). This is a year-over-year increase of $12.3 million (37%) and $48.0 million (57%) respectively.

●	Revenue increase of 4.9% quarter-over-quarter, from $43.3 million in Q2 2021 to $45.4 million in Q3 2021. Quarter-over-quarter revenue increase is primarily due to expansion of retail network with addition of seven (7) new stores during Q2 2021 and seven (7) new stores in Q3 2021.

●	Gross profit of $15.7 million and $48.4 million during the thirteen and thirty-nine weeks ended October 30, 2021, respectively, (October 31, 2020: $11.5 million and $29.0 million). This is a year-over-year increase of $4.2 million (36%) and $19.4 million (67%), respectively.

●	Adjusted EBITDA of $2.1 million and $7.5 million during the thirteen and thirty-nine weeks ended October 30, 2021 (October 31, 2020: Adjusted EBITDA of $2.0 million and $1.7 million). This is an increase of $0.1 million (5%) and $5.8 million (343%) respectively.

●	Net loss of $2.0 million and $44.1 million during the thirteen and thirty-nine weeks ended October 30, 2021 (October 31, 2020: net loss of $25.7 million and $67.5 million).

●	As at October 30, 2021, operated ninety four (94) cannabis stores under four distinct retail banners. As of the date of this MD&A, operating ninety-nine (99) cannabis stores.

●	As of the date of this MD&A, $2.4 million in convertible debenture principal remains outstanding.

●	As part of the Company’s expanded digital strategy, completed the acquisition of PotGuide and the assets of Wikileaf, and on December 9, 2021, announced the proposed acquisition of Pineapple Express.

●	On December 13, 2021, the Company announced a $30 million secured debt facility with ACT.

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The U.S. Market

On February 22, 2021, the Company announced that it has entered into agreements with a Canadian private company, operating as “American Acres Managers” (“American Acres”) including an agreement to license the Company’s brand, store operating system and digital retail and analytics platform for cannabis dispensaries across certain U.S. states. Under the agreement, the Company will have the option to acquire American Acres at a discount to fair market value. The acquisition is expected to occur upon the federal legalization of adult-use cannabis in the U.S. or when otherwise permitted by the policies of the TSX or any other stock exchange on which the Company’s securities are listed for trading. On August 10, 2021, the Company announced that American Acres had changed its operating name to Fire & Flower U.S. Holdings and opened its first Fire & Flower branded store in Palm Springs, California.

On March 10, 2021, Hifyre entered into a strategic license agreement with BDS Analytics Inc. (“BDSA”) pursuant to which Hifyre’s Canadian digital retail and analytics is offered to BDSA’s existing online U.S-based market research customers and BDSA’s U.S. consumer data is offered to Hifyre’s data and analytics customers.

On September 15, 2021, the Company acquired all the issued and outstanding shares of PotGuide, a leading cannabis website and content platform as the Company continues to focus on expanding its virtual presence to provide a scalable entry point to capture new customers and Spark Perks™ members in both Canada and U.S. Further details on the acquisition of PotGuide are discussed below.

Acquisitions

Assets of Sarnia and Orangeville, Ontario locations

On April 13 and June 11, 2021, respectively, the Company entered into two asset purchase agreements (the “APAs”) to acquire the assets related to the operations of cannabis retail stores located in Sarnia and Orangeville, Ontario for aggregate purchase consideration of $1.6 million, subject to certain closing adjustments. Concurrently with the execution of the APAs, the Company entered into consulting services agreements with both sellers, pursuant to which it received fees based on operating performance of the store in exchange for providing (a) advisory and consulting services and (b) a non-exclusive licence to use certain of the Company’s intellectual property, including the “Fire & Flower” brand during the interim period prior to completion of the asset acquisitions. The Company completed the acquisition of the Orangeville location on October 29, 2021 and the acquisition of the Sarnia location on November 9, 2021. Both stores are now owned and operated by the Company, as at the date of the MD&A.

Asset Purchase Agreement of Wikileaf

On September 15, 2021, the Company completed the acquisition of certain assets from Wikileaf and its subsidiaries. Upon closing of the transaction, the Company acquired certain digital assets and intellectual property rights relating to the Wikileaf.com digital platform. Total consideration for the purchase was $7.5 million, paid by way of 801,710 Common Shares of the Company, based upon the Company’s 10-day volume weighed average price on the TSX as of the date of the agreement. For accounting purposes, the shares were fair valued at $7.3 million based on the close price on the TSX on the date of acquisition.

Share Purchase Agreement of PotGuide

On September 15, 2021, the Company and Hifyre completed the transaction for acquisition of all the issued and outstanding shares of PGED Corp., the Denver, Colorado based operator of PotGuide.com. Total consideration for the purchase was $10.9 million (US$8.8 million), paid in $5.5 million (US$4.3 million) cash and 597,805 Common Shares of the Company based on the Company’s 10-day volume weighted average price on the TSX as of the date of the agreement. For accounting purposes, the shares were fair valued at $5.4 million based on the close price on the TSX on the date of acquisition.

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Acquisition of Pineapple Express

Subsequent to October 30, 2021, on December 9, 2021, the Company announced entering into a definitive agreement to acquire Pineapple Express Delivery Inc. (“Pineapple Express”), a Canadian delivery and logistics company serving the cannabis sector. Total consideration for the acquisition is payable by the Company by way of assumption and repayment of approximately $5.3 million in cash debt owed by Pineapple Express and the issuance of up to approximately 1,126,761 Common Shares, subject to adjustment in accordance with the terms of the acquisition and subject to Pineapple Express achieving certain performance-based milestones in the fiscal 2022 year. Completion of the acquisition is subject to the satisfaction or waiver of customary closing conditions, including the approval of the TSX and approval by the shareholders of Pineapple Express at a shareholders’ meeting to be convened in January 2022. The Acquisition is expected to close in Q1 2022.

Financings

At-the-Market Offering

On December 3, 2020, the Company announced it has established an ATM Program, under which the Company was authorized to issue and sell up to $15 million of Common Shares from treasury to the public. The Company completed the ATM Program on February 11, 2021, for total net proceeds of $14.7 million and issued 1,656,840 Common Shares, with $7.6 million net proceeds received in Q1 2021. The net proceeds from the program will be used for general corporate purposes, working capital needs and capital expenditures.

Exercise of Series A-3 Warrants

On June 23, 2021, ACT exercised 1,050,577 Series A-3 Warrants for gross proceeds of $9.8 million.

Settlement of Senior Secured Term Loan and Credit Facilities

On April 21, 2020, the Company entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million), non-dilutive credit facilities with ATB Financial. The financing comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5 million bearing a variable interest rate of 1.75% plus prime rate, and a term loan in the amount of $5 million bearing a variable interest rate of 1.50% plus prime rate. Under the terms of the facility, the Company also recognized $3.9 million in restricted cash representing cash collateral security under the arrangement.

On October 25, 2021, the Company repaid $2.3 million principal outstanding under the term loan facility with ATB Financial using a portion of the $3.9 million cash collateral previously held as security for repayment of interest, fees and principal. The Company was permitted to repay the amounts under the ATB facilities prior to maturity without penalty.

ACT Secured Debt Facility

On December 13, 2021, the Company announced that it had entered into a loan agreement (the “Agreement”) with ACT, pursuant to which ACT shall loan to the Company a maximum aggregate amount of $30 million which may be drawn down in three separate tranches of $10 million (the “Loan”). Subject to the terms of the Agreement, the Loan will accrue interest at a rate of 8.0% per annum, payable quarterly, and matures on October 1, 2022. The Agreement contemplates prepayment of amounts drawn from the net proceeds received by the Company upon exercise of the Series B Warrants held by ACT which become exercisable by ACT as of January 1, 2022 until September 30, 2022. The Company intends to use the amounts drawn down under the Loan to further develop the consumer digital platform as well as for general corporate purposes. The Loan is secured by the assets of the Company.

Nasdaq Listing

On February 16, 2021, the Company filed the initial application to list its Common Shares on the Nasdaq. In connection with the Nasdaq listing application, on June 9, 2021, the Company’s shareholders passed a special resolution approving one or more future consolidations of the Company’s issued and outstanding Common Shares on the basis of a consolidation ratio to be selected by the Board of Directors of the Company of up to ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share.

Common Share Consolidation

On November 29, 2021, the Company announced that it had filed articles of amendment implementing a consolidation of its Common Shares on the basis of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Common Shares began trading on the TSX on a post-consolidation basis on December 2, 2021. The Nasdaq listing remains subject to the review and approval of the Company’s application and the satisfaction of all applicable listing and regulatory requirements.

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COVID-19

In November 2020 and April 2021, the Government of Ontario announced lockdowns through Ontario, in efforts to combat COVID-19. As of the date of this MD&A, no other provincial or territorial government has ordered the closure of any of the Company’s operations in response to COVID-19, though several provincial and municipal governments have imposed restrictions on occupancy limits and/or sales in physical retail stores or implemented vaccine mandates for customers in certain regions.

Since the outset of the pandemic in March 2020, the Company has reacted to this unprecedented public health challenge by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pick-up and delivery options in British Columbia, Saskatchewan and Ontario. Although the Company has been able to continue to carry on business in all provinces it operates in, if the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results.

See the “Results of Operations” section below for a discussion on the Q3 2021 operating results.

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RESULTS OF OPERATIONS - CONSOLIDATED

The following table sets out the summary consolidated financial information for the periods indicated and have been derived from the Interim Financial Statements.

(in thousands of dollars, except per share amounts)	Thirteen Weeks Ended			Thirty-nine Weeks Ended
Statement of Loss	October 30, 2021 ($)	October 31, 2020 ($)	$ Change % Change	October 30, 2021 ($)	October 31, 2020 ($)	$ Change % Change
Revenue	45,412	33,119	12,293	132,802	84,834	47,968
			37%			57%
Cost of goods sold	(29,714)	(21,614)	(8,100)	(84,413)	(55,844)	(28,569)
			37%			51%
Gross profit	15,698	11,505	4,193	48,389	28,990	19,399
			36%			67%
Expenses (income)
Selling, general and administrative	15,216	11,177	4,039	45,353	30,619	14,734
			36%			48%
Depreciation & amortization	5,074	2,914	2,160	13,585	8,926	4,659
			74%			52%
Restructuring, impairment and other costs, net	9,677	(2,119)	11,796	10,617	2,160	8,457
			557%			392%
(Gain) loss on revaluation of derivative liability	(12,686)	(35,796)	23,110	16,103	(21,082)	37,185
			65%			176%
Loss on debt extinguishment and revaluation of debentures	-	53,862	(53,862)	-	53,862	(53,862)
			-100%			-100%
Finance costs, net	1,333	5,972	(4,639)	5,740	20,829	(15,089)
			-78%			-72%
Total expenses	18,614	36,010	(17,396)	91,398	95,314	(3,916)
			-48%			-4%
Total loss before tax	(2,916)	(24,505)	21,589	(43,009)	(66,324)	23,315
			-88%			-35%
Income taxes, net	933	(1,218)	2,151	(1,122)	(1,218)	96
			-177%			-8%
Net loss	(1,983)	(25,723)	23,740	(44,131)	(67,542)	23,411
			-92%			-35%
Net loss per share, basic	$(0.06)	$(1.51)	$1.45	$(1.34)	$(4.16)	$2.82
			-96%			-68%
Net loss per share, diluted	$(0.06)	$(1.51)	$1.45	$(1.34)	$(4.16)	$2.82
			-96%			-68%
Adjusted EBITDA (1)	2,077	1,969	108	7,530	1,699	5,831
			5%			343%

(1) Refer to the “Non-IFRS Financial Measures” section for further details and reconciliation to the Company’s IFRS measures.

Overview of Consolidated Results

Revenue

Consolidated revenue for the thirteen weeks ended October 30, 2021 was $45.4 million compared to $33.1 million (October 31, 2020), an increase of $12.3 million (+37%). The increase reflects year over year growth in revenues from retail of $7.2 million (+27%), wholesale distribution of $2.8 million (+55%), and digital platform of $2.3 million (+160%) segments.

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Consolidated revenue for the thirty-nine weeks was $132.8 million compared to $84.8 million (October 31, 2020), an increase of $48.0 million (+57%). The increase reflects year over year growth in revenues from retail of $30.8 million (+45%), wholesale distribution of $10.1 million (+76%) and digital platform of $7.1 million (+222%).

Further analysis of revenue is provided in the discussion of results of operating segments below.

Gross Profit

Gross profit for the thirteen weeks ended October 30, 2021 was $15.7 million or 34.6% of the corresponding revenue (October 31, 2020 - $11.5 million or 34.7%). This is an increase of $4.2 million or 36% year over year for the thirteen weeks.

Gross profit for the thirty-nine weeks was $48.4 million or 36.4% of the corresponding revenue (October 31, 2020 - $29.0 million or 34.2%). This is an increase of $19.4 million or 67% year over year for the thirty-nine weeks ended October 30, 2021.

Further analysis of gross profit is provided in the discussion of results of operating segments below.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses for the thirteen weeks ended October 30, 2021 were $15.2 million compared to $11.2 million (October 31, 2020), an increase of $4.0 million. SG&A expenses for the thirty-nine weeks ended October 30, 2021 were $45.4 million compared to $30.6 million (October 31, 2020), an increase of $14.7 million. The increase in the quarter and year-to-date results was primarily driven by the ongoing ramp up in operating expenses as the Company continues to expand the retail network under four distinct retail banners, expand its warehouse distribution operations to support growth in the wholesale business and growth in the digital business as the Company looks to expand its virtual presence.

Further analysis of expenses is provided in the discussion of results of operating segments below.

Depreciation and Amortization

For the thirteen and thirty-nine weeks ended October 30, 2021, depreciation and amortization expenses totalled $5.1 million and $13.6 million, respectively (October 31, 2020 – $2.9 million and $8.9 million, respectively). The increase is primarily due to higher depreciation of property, plant and equipment and higher amortization of the right-of-use assets related to leases of a larger retail store network compared to the same period in the previous year. Additionally, amortization of intangibles related to licences from acquired locations that were operational during the current period but did not exist in the prior period also contributed to the increase.

Restructuring, Impairment, and Other costs, Net

For the thirteen and thirty-nine weeks ended October 30, 2021, $9.7 million and $10.6 million in restructuring, impairment and other costs were incurred in relation to retail store location assets, retail operation licences, and severance costs under the Company’s restructuring plan initiated late Q4 2020. The Company had identified impairment indicators for certain acquired licences for operating stores in British Columbia where recent cannabis licence and permit regulation changes are expected to affect the competitive landscape, including both private and government-operated retailers that negatively impact store performance which resulted in a non- cash impairment charge of $8.0 million on these acquired licences. The Company also identified impairment indicators present in the retail operations of the Province of Ontario province due to licence saturation and increased competition with the rapid expansion of store operator licences available in that province. Management’s assessment, which utilized a fair value less cost to sell approach to estimate a recoverable amount, concluded that the Ontario assets were not impaired. Furthermore, under management’s plan to optimize the Company’s retail portfolio and strategy, the Company identified certain locations where it no longer intends to open cannabis retail stores. This resulted in an impairment of $0.5 million on the associated property and equipment and $0.5 million on ROU assets net of lease liability remeasurement (October 31, 2020 – $Nil million impairment and $2.1 million remeasurement gain, respectively). During the thirty-nine weeks ended October 31, 2020, total impairment charges of $2.2 million primarily related to leased locations where the Company’s ability to operate or obtain retail cannabis licences were no longer probable.

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Gain (Loss) on Revaluation of Derivative Liability

For the thirteen and thirty-nine weeks ended October 30, 2021, the gain (loss) on revaluation of derivative liabilities was a gain of $12.7 million and a loss of $16.1 million (October 31, 2020 - gain of $35.8 million and $21.1 million). The derivatives are related to the conversion option liability for the April 2020 Debentures and ACT Debentures, as well as certain of the ACT Warrants that are categorized as derivative liabilities. The change in values is impacted by conversions, changes in the passage of time, volatility assumptions and the movements in the price of the underlying shares of the Company. These inputs are described in further detail under Note 7 of the Interim Financial Statements. ACT is also entitled to certain Top-up Rights under its Amended and Restated Investor Rights Agreement with the Company to acquire additional ACT Warrants which have not been included in the valuation of derivative liabilities as they have not been issued as of the date of this MD&A.

Decrease in the Company’s share price during Q3 2021 is the predominant cause of the revaluation gain during the thirteen weeks ended October 30, 2021 with 22% decrease from $9.30 at the end of Q2 2021 to $7.30 at the end of Q3 2021. Decrease in share price was the predominant driver for the revaluation gain during the thirteen and thirty-nine weeks ended October 31, 2020.

Loss on extinguishment and revaluation of debentures

For the thirteen and thirty-nine weeks ended October 31, 2020, the Company incurred a loss on debt extinguishment of $53.9 million comprising of $54.4m extinguishment loss related to the amendment of the Company’s ACT Debentures and ACT Warrants, offset by an accounting modification gain of $0.5 million related to the amendment of April 2020 Debentures. The extinguishment loss reflects the impact of the recognition of derivative liability balances for the conversion option derivative, Series B Warrants and Series C Warrants at the full fair value at amendment date, which totalled $68.7 million.

Finance Costs, Net

For the thirteen and thirty-nine weeks ended October 30, 2021, finance costs totalled $1.3 million and $5.7 million, respectively. (October 31, 2020 – $6.0 million and $20.8 million). The $1.3 million in costs are primarily due to accretion expense of $1.2 million on lease liabilities and interest expense of $0.1 million on convertible debentures principal and loans. The expense has decreased as $53.0 million principal in convertible debentures was converted in March 2021 along with the settlement of term loan during the thirteen weeks ended October 30, 2021. During the thirteen and thirty-nine weeks ended October 31, 2020, finance costs were higher due to higher interest expense on a higher convertible debentures balance with a carrying principal amount ranging from $67.2 million to $53.9 million throughout the period.

Income Taxes, Net

For the thirteen and thirty-nine weeks ended October 30, 2021, the Company recognized $0.9 million net income tax recovery and $1.1 million net income tax expense, respectively (October 31, 2020 – $1.2 million and a $1.2 million), primarily due to increased profitability of the Company’s digital platform and wholesale distribution business lines offset by a recovery of income taxes due to a corporate reorganization during the period.

Net Loss

Net loss for the thirteen weeks ended October 30, 2021 was $2.0 million ($0.06 loss per share) compared to a net loss of $25.7 million ($1.51 loss per share) for the thirteen weeks ended October 31, 2020.

Net loss for the thirty-nine weeks ended October 30, 2021 was $44.1 million ($1.34 loss per share) compared to net loss of $67.5 million ($4.16 loss per share) for the thirty-nine weeks ended October 31, 2020.

Adjusted EBITDA

Adjusted EBITDA for the thirteen weeks ended October 30, 2021 increased to $2.1 million (4.6% of revenue) from $2.0 million (5.9% of revenue) in the prior year comparable period.

Adjusted EBITDA for the thirty-nine weeks ended October 30, 2021 increased to $7.5 million (5.7% of revenue) from $1.7 million (2.0% of revenue) in the prior year comparable period.

Further analysis of Adjusted EBITDA is provided in the discussion of results of operating segments below.

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RESULTS OF OPERATIONS – REPORTABLE OPERATING SEGMENTS

The Company’s reportable segments, organized based on products and services, are as follows: (1) The retail segment which sells cannabis products and accessories to the adult-use market in provinces where the sale of cannabis by private retailers is legal, and operates under retail banners Fire & Flower™, Friendly Stranger™, Happy Dayz™, and Hotbox™; (2) The wholesale distribution segment which distributes cannabis products and accessories; and (3) The digital platform segment which develops digital experiences and retail analytical insights. The Chief Operating Decision Maker (“CODM”) assesses segment performance based on segment operating income or loss. Segments operate within Canada and USA.

The following tables sets out the summary consolidated financial information of the Company’s reportable segments for the periods indicated and have been derived from the Interim Financial Statements.

Information about reportable segments	Retail		Wholesale distribution		Digital platform		Corporate		Consolidated
Thirteen weeks ended	October 30, 2021 ($)	October 31, 2020 ($)	October 30, 2021 ($)	October 31, 2020 ($)	October 30, 2021 ($)	October 31, 2020 ($)	October 30, 2021 ($)	October 31, 2020 ($)	October 30, 2021 ($)	October 31, 2020 ($)
Segment revenues	33,692	26,534	7,942	5,130	3,778	1,455	-	-	45,412	33,119
Cost of sales	(23,498)	(17,485)	(6,216)	(4,129)	-	-	-	-	(29,714)	(21,614)
Segment gross profit	10,194	9,049	1,726	1,001	3,778	1,455	-	-	15,698	11,505
Selling, general and administrative expenses	(8,156)	(5,697)	(457)	(319)	(1,490)	(791)	(5,113)	(4,370)	(15,216)	(11,177)
Depreciation & amortization	-	-	-	-	-	-	(5,074)	(2,914)	(5,074)	(2,914)
Restructuring and impairment costs, net	-	-	-	-	-	-	(9,677)	2,119	(9,677)	2,119
Gain on revaluation of derivative liability, net	-	-	-	-	-	-	12,686	35,796	12,686	35,796
Loss on extinguishment and revaluation of	-	-	-	-	-	-	-	(53,862)	-	(53,862)
debentures
Finance costs, net	-	-	-	-	-	-	(1,333)	(5,972)	(1,333)	(5,972)
Income (loss) before tax	2,038	3,352	1,269	682	2,288	664	(8,511)	(29,203)	(2,916)	(24,505)
Adjusted EBITDA reconciling items	-	-	-	-	-	-	4,993	26,474	4,993	26,474
Adjusted EBITDA (1)	2,038	3,352	1,269	682	2,288	664	(3,518)	(2,729)	2,077	1,969
Gross profit - % of net sales (%)	30.3%	34.1%	21.7%	19.5%	100.0%	100.0%			34.6%	34.7%

(1) Refer to the “Non-IFRS Financial Measures” section for further details and reconciliation to the Company’s IFRS measures.

Information about reportable segments	Retail		Wholesale distribution		Digital platform		Corporate		Consolidated
Thirty-nine weeks ended	October 30, 2021 ($)	October 31, 2020 ($)	October 30, 2021 ($)	October 31, 2020 ($)	October 30, 2021 ($)	October 31, 2020 ($)	October 30, 2021 ($)	October 31, 2020 ($)	October 30, 2021 ($)	October 31, 2020 ($)
Segment revenues	99,153	68,341	23,367	13,298	10,282	3,195	-	-	132,802	84,834
Cost of sales	(65,873)	(45,261)	(18,540)	(10,583)	-	-	-	-	(84,413)	(55,844)
Segment gross profit	33,280	23,080	4,827	2,715	10,282	3,195	-	-	48,389	28,990
Selling, general and administrative expenses	(28,770)	(17,567)	(1,219)	(840)	(4,501)	(3,009)	(10,863)	(9,203)	(45,353)	(30,619)
Depreciation & amortization	-	-	-	-	-	-	(13,585)	(8,926)	(13,585)	(8,926)
Restructuring and impairment costs, net	-	-	-	-	-	-	(10,617)	(2,160)	(10,617)	(2,160)
(Loss) gain on revaluation of derivative	-	-	-	-	-	-	(16,103)	21,082	(16,103)	21,082
liability, net
Loss on extinguishment and revaluation of	-	-	-	-	-	-	-	(53,862)	-	(53,862)
debentures
Finance costs, net	-	-	-	-	-	-	(5,740)	(20,829)	(5,740)	(20,829)
Income (loss) before tax	4,510	5,513	3,608	1,875	5,781	186	(56,908)	(73,898)	(43,009)	(66,324)
Adjusted EBITDA reconciling items	-	-	-	-	-	-	50,539	68,023	50,539	68,023
Adjusted EBITDA (1)	4,510	5,513	3,608	1,875	5,781	186	(6,369)	(5,875)	7,530	1,699
Gross profit - % of net sales (%)	33.6%	33.8%	20.7%	20.4%	100.0%	100.0%			36.4%	34.2%

(1) Refer to the “Non-IFRS Financial Measures” section for further details and reconciliation to the Company’s IFRS measures.

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Retail Segment

Revenue

Retail revenue for the thirteen weeks ended October 30, 2021, increased 27.0% to $33.7 million from $26.5 million in the prior year comparative period. Revenue increased $1.9 million or 5.8% sequentially from Q2 2021. Retail revenue for the thirty-nine weeks ended October 30, 2021 increased 45.1% to $99.2 million from $68.3 million in the prior year comparative period. The increase for the quarter and year-to-date was primarily driven by an expanded retail network, offset by the decrease in same-store sales for the comparable periods (see below for further explanation). The Company had ninety-seven (97) stores, including accessory stores and a store operated by the Company pursuant to a consulting service agreement, in operation at the end of Q3 2021 compared to fifty-four (54) stores at the end of Q3 2020.

Same-store retail sales

Same-store sales is the comparison of sales of stores that are operating during the period relative to the sales generated by those stores in the comparative weeks of the prior period.

The Company had fifty-four (54) stores with operations in the thirteen and thirty-nine weeks October 31, 2020 ended. For the fifty-four (54) stores, same store sales decreased 27% and 10% for the thirteen and thirty-nine weeks ended October 30, 2021, respectively. The decrease in same-store sales is primarily attributable to the surge in new store openings in Ontario and the emergence of aggressive pricing strategies from new deep discount competitors in the marketplace. In Ontario, during Q3 2021, the total provincial store count increased by approximately 262 stores or 27% (981 as at July 31, 2021 to 1,243 stores as at October 30, 2021).

Gross Profit

Gross profit for the thirteen weeks ended October 30, 2021 was $10.2 million or 30.3% of revenue compared to $9.0 million or 34.1% of revenue for the thirteen weeks ended October 31, 2020. Gross profit dollars increased by 12.7% due to the expanded store network. Gross profit for the thirty-nine weeks ended October 30, 2021 was $33.3 million or 33.6% of revenue compared to $23.1 million or 33.8% of revenue for the thirty-nine weeks ended October 31, 2020. The gross profit percentage declined due to increased discounting and competitive pricing.

SG&A Expenses

SG&A expenses for the thirteen weeks ended October 30, 2021 was $8.2 million (24.2% of revenue) compared to $5.7 million (21.5% of revenue) in the prior year. SG&A expenses for the thirty-nine weeks ended October 30, 2021 was $28.8 million (29.0%), up from $17.6 million (25.7%) in the prior year. The increase in SG&A expense (and % of revenue) for the quarter and year-to-date is primarily due to higher store counts driving increased associated operating costs, combined with a reduction in same-store sales as discussed above.

Adjusted EBITDA

Retail Adjusted EBITDA for the thirteen weeks ended October 30, 2021 decreased to $2.0 million from $3.4 million in the prior year comparable period, despite an increase in revenue. This reflects an increase in gross profit dollars and offset by an increase in SG&A expense. As a result, Adjusted EBITDA as a percentage of revenue decreased to 6.0% from 12.6% in the prior year.

Retail Adjusted EBITDA for the thirty-nine weeks ended October 30, 2021 decreased to $4.5 million from $5.5 million in the prior year comparable period. The decrease reflects an increase in gross profit dollars offset by an increase in SG&A expense. As a result, Adjusted EBITDA as a percentage of revenue declined to 4.5% from 8.1% in the prior year.

Wholesale Distribution Segment

Revenue

Wholesale distribution revenue in Q3 2021 increased 54.8% to $7.9 million from $5.1 million in the prior year, as growth in the Saskatchewan market continues to open up with new retailers sourcing inventory from Open Fields, incremental business from existing customers and growth of cannabis 2.0 products.

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Wholesale distribution revenue for the thirty-nine weeks ended October 30, 2021 was $23.4 million (October 31, 2020 – $13.3 million). Improved supply from key distribution partners, new vendor partnerships, and conversion from legacy market were key drivers of this improvement.

Gross Profit

Wholesale gross profit for the thirteen weeks ended October 30, 2021 was $1.7 million (21.7% of revenue) compared to $1.0 million (19.5% of revenue) for the thirteen weeks ended October 31, 2020.

Wholesale gross profit for the thirty-nine weeks ended October 30, 2021 was $4.8 million (20.7% of revenue) compared to $2.7 million (20.4% of revenue) for the thirty-nine weeks ended October 31, 2020. The increase in gross profit dollars and percentage of revenue for the quarter and year-to-date is a result of improved selection of products at competitive pricing from key distribution partners and the continued growth of cannabis 2.0 products and legacy categories.

SG&A Expenses

SG&A expenses for the thirteen weeks ended October 30, 2021 increased to $0.5 million (5.8% of revenue) compared to $0.3 million (6.2% of revenue) for the thirteen weeks ended October 31, 2020.

SG&A expenses for the thirty-nine weeks ended October 30, 2021 increased to $1.2 million (5.2% of revenue) from $0.8 million (6.3% of revenue) in the prior year. The increase in SG&A expense and for the quarter and year-to-date reflects significant expansion in volume and overall total revenue combined with a reduction in corporate overhead allocation to better reflect how the Company services its customers and markets.

Adjusted EBITDA

Wholesale Adjusted EBITDA for the thirteen weeks ended October 30, 2021 increased to $1.3 million from $0.7 million in the prior year comparable period. The increase reflects increased gross profit dollars and gross margin % offset by an lower increase in SG&A expense as a % of revenue. As a result, the Adjusted EBITDA as a percentage of revenue increased to 16.0% from 13.3% in the prior year.

Wholesale Adjusted EBITDA for the thirty-nine weeks ended October 30, 2021 increased to $3.6 million from $1.9 million in the prior year comparable period. The increase reflects increased gross profit dollars and gross margin % combined with a reduction in SG&A expense as a percentage of revenue. As a result, Adjusted EBITDA as a percentage of revenue increased to 15.4% from 14.1% in the prior year.

Digital Platform Segment

Revenue

Digital platform revenue for thirteen weeks ended October 30, 2021 increased $2.3 million or 159.7% to $3.8 million compared to $1.5 million in the prior year. Digital platform revenue for the thirty-nine weeks ended October 30, 2021 was $10.3 million (October 31, 2020 – $3.2 million). The Company continues to monetize the Hifyre™ Digital Retail and Analytics Platform with increased digital platform subscriptions, recurring monthly services to external clients, and stand-alone data and analytics projects. The revenue also increased as a result of various acquisitions as Hifyre continues to expand its virtual presence.

SG&A Expenses

SG&A expenses for the thirteen weeks ended October 30, 2021 increased to $1.5 million (39.4% of revenue) from $0.8 million (54.4% of revenue)

SG&A expenses for the thirty-nine weeks ended October 30, 2021 increased to $4.5 million (43.8% of revenue) from $3.0 million (94.2% of revenue) in the prior year. The increase in SG&A expense dollars is a result of increased revenues as the Company continues to expand its virtual presence.

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Adjusted EBITDA

Digital Platform Adjusted EBITDA for the thirteen weeks ended October 30, 2021 increased to $2.3 million from $0.7 million in the prior year comparable period. The increase reflects increased revenue and lower SG&A expenses as a percentage of revenue. As a result, the Adjusted EBITDA as a percentage of revenue increased to positive 60.6% in the current fiscal quarter.

Digital Platform Adjusted EBITDA for the thirty-nine weeks ended October 30, 2021 increased to a positive $5.8 million from $0.2 million in the prior year comparable period. The increase reflects increased revenue and lower SG&A expenses as a percentage of revenue. As a result, Adjusted EBITDA as a percentage of revenue increased to 56.2% from 5.8% in the current fiscal year-to-date.

Corporate

The Corporate results are comprised of the incremental cost of corporate overhead in excess of the amounts allocated to Retail, Wholesale Distribution and Digital Platform segments.

SG&A expenses for the thirteen and thirty-nine weeks ended October 30, 2021 were $5.1 million and $10.9 million, respectively (October 31, 2020 - $4.4 million and $9.2 million, respectively). The increase in SG&A expenses for the thirteen weeks ended October 30, 2021 over prior year is primarily due to business development activities, Nasdaq listing, ERP implementation and developing Co-Location Program with ACT. The increase in current year-to-date SG&A expenses is primarily due to increased headcount to support the Company’s strategic growth initiatives and increased spending on public relations advisory fees, legal and audit fees, and employee recruitment fees.

NON-IFRS FINANCIAL MEASURES

The Company’s “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be fully comparable to similar measures presented by other companies. Management defines Adjusted EBITDA as the income (loss) for the period, as reported, before income taxes and other expense (income) items such as finance costs, finance income, gains and losses related to derivative liability revaluations and debt extinguishments, and adjusted for share-based compensation, depreciation and amortization, impairment expense, impairment of right-of-use (“ROU”) assets net of lease liabilities remeasurement, restructuring charges, professional fees associated with acquisitions, financing and strategic initiatives.

The above measure is different from the Adjusted EBITDA measure disclosed in periods prior to Q1 2021, where the Company previously included lease liability cash payments as disclosed in accordance with IFRS 16 “Leases” accounting standards. The updated measure reflects the Company’s new approach to analyzing the consolidated operating performance across the business lines. The Company believes the updated definition is an alternative measure to assess performance as it provides meaningful operating results and facilitates period-to-period operating comparisons. We caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results, or as a substitute for cash flows from operating activities.

A reconciliation of net income (loss) to Adjusted EBITDA is presented below:

	Thirteen Weeks ended		Thirty-nine Weeks ended
(in thousands of dollars)	October 30, 2021 ($)	October 31, 2020 ($)	October 30, 2021 ($)	October 31, 2020 ($)
Net loss – as reported	(1,983)	(25,723)	(44,131)	(67,542)
(Gain) loss on revaluation of derivative liability	(12,686)	(35,796)	16,103	(21,082)
Loss on extinguishment and revaluation of debentures	-	53,862	-	53,862
Finance costs, net	1,333	5,972	5,740	20,829
Income taxes, net	(933)	1,218	1,122	1,218
Share-based compensation	855	581	2,706	1,990
Acquisition and strategic initiative professional fees	740	1,060	1,788	1,338
Depreciation & amortization	5,074	2,914	13,585	8,926
Restructuring, impairment and other costs, net	9,677	(2,119)	10,617	2,160
Adjusted EBITDA	2,077	1,969	7,530	1,699

Lease liability cash payments during the thirteen and thirty-nine weeks ended October 30, 2021 were $2.3 million and $6.6 million, respectively (October 31, 2020: $0.8 million and $3.2 million, respectively).

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STATEMENT OF FINANCIAL POSITION

Statement of Financial Position Information (in thousands of dollars)	As at October 30, 2021	As at January 30, 2021

Cash and cash equivalents	16,495	30,613
Restricted cash	-	4,254
Trade and other receivables	13,946	6,248
Merchandise inventories	12,398	9,838
Deposits and other assets	9,402	6,198
Property, plant and equipment	47,791	43,355
Right-of-use assets	44,185	40,500
Intangible assets	56,698	58,570
Goodwill	23,956	13,806
Total assets	224,871	213,382

Accounts payable, accrued liabilities and income tax payable	25,225	22,086
Debentures, loans and derivative liability	11,678	99,971
Lease liabilities	50,987	45,906
Deferred tax liability	4,287	5,451
Provisions and other liabilities	3,261	4,293
Total liabilities	95,438	177,707
Shareholders’ equity	129,433	35,675

As at October 30, 2021, the Company had total assets of $224.9 million, an increase of $11.5 million compared to $213.4 million at the end of January 30, 2021. The increase in total assets was primarily due to an increase in merchandise inventory of $2.6 million to support the operations of an expanded retail and wholesale network, increase in trade and other receivables of $7.7 million due to timing of collection of trade receivables, and an increase of $4.4 million in property, plant and equipment due to store acquisitions offset by decrease in intangibles of $1.9 million primarily due to impairment during the period and a $14.1 million reduction in cash and cash equivalents as described under the “Liquidity and Capital Resources” section below.

As at October 30, 2021, the Company had total liabilities of $95.4 million, a decrease of $82.3 million compared to $177.7 million at the end of January 30, 2021. The decrease in total liabilities was primarily due to the conversion and settlement of $53.0 million in principal amounts of convertible debentures as well as loans and derivative liability which resulted in a net reduction of $88.3 million in carrying value from Q4 2020. There was $3.1 million increase in accounts payable, accrued liabilities and income tax payable primarily due to increased capital expenditures and operating expenses associated with the ongoing expansion of the retail network.

As at October 30, 2021, shareholders’ equity was $129.4 million, an increase of $93.8 million compared to $35.7 million at the end of January 30, 2021. Shareholders’ equity increased primarily due to the conversion and settlement of convertible debentures and derivative liability with a carrying value totalling $102.8 million, $7.6 million in net proceeds on the ATM offering, $1.6 million in interest paid in Common Shares, $12.7 million of Common Shares issued for the acquisition of PotGuide and Wikileaf offset by $44.1 million increase of the accumulated deficit, which now stands at $195.3 million.

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LIQUIDITY AND CAPITAL RESOURCES

The Company believes it has sufficient liquidity to support continued operations, meet its short-term liabilities and commitments as they become due.

As at October 30, 2021, cash and short-term investments was $16.5 million (January 30, 2021: $30.6 million). At October 30, 2021, the Company had positive working capital (current assets less current liabilities) of $13.1 million (January 30, 2021 – $25.0 million).

On October 29, 2021, the Company closed the acquisition of assets related to the operations of cannabis retail store located in Orangeville. Pursuant to the terms of the APA, the Company paid total aggregate consideration of $972 for the assets acquired comprising of (i) $872 in cash and (ii) 8,838 Common Shares of the Company with a value of $100.

On October 25, 2021, the Company announced that it had repaid $2.3 million outstanding under a term loan facility with ATB Financial using a portion of the $3.9 million cash collateral previously held as security for repayment of interest, fees and principal. The Company was permitted to repay the amounts under the ATB facilities prior to maturity without penalty.

On September 15, 2021, the Company announced the closing of the acquisition of all issued and outstanding shares of PotGuide for a total aggregate consideration of $10.9 million (USD$8.8 million) comprised of $5.5 million cash (USD$4.3 million) and 597,805 common shares of the Company.

On April 13, 2021, the Company entered into an asset purchase agreement (the “Sarnia APA”) to acquire the assets related to the operations of cannabis retail store located in Sarnia, Ontario for aggregate purchase consideration of $700 in cash. As at October 30, 2021, the Company has paid $250 In deposits pursuant to the terms of the Sarnia APA which will be applied against the final purchase price.

During Q1 fiscal 2021, the Company converted $23.6 million and $29.4 million in principal of the ACT Debentures and the April 2020 Debentures, respectively. As of the date of this MD&A, $2.4 million in convertible debenture principal remains outstanding. The conversions resulted in the settlement of the Company’s material debenture obligations in Q1 fiscal 2021.

On February 11, 2021, the Company completed the ATM Program for net proceeds of $7.6 million in additional funding received in Q1 fiscal 2021 and a cumulative $14.7 million under the program.

On December 13, 2021, the Company entered into the ACT Loan Agreement, pursuant to which ACT shall loan to the Company a maximum aggregate amount of $30 million which may be drawn down in three separate tranches of $10 million. The ACT Loan will accrue interest at a rate of 8.0% per annum, payable quarterly, and matures on October 1, 2022. The ACT Loan Agreement contemplates prepayment of amounts drawn from the ACT Loan from the net proceeds received by the Company upon exercise of the Series B Warrants held by ACT, which become exercisable by ACT as of January 1, 2022 until September 30, 2022.

Growth is planned in provinces that do or will permit the sale of recreational cannabis by independent retailers. The Company also requires the necessary real estate for locations and has secured a majority of the leases it requires to achieve its growth for additional stores and the Company believes it has the ability to secure additional leases where required. The Company estimates that developing leases into an operating store may require capital expenditures of $0.3 million to $0.5 million depending on the size, condition and other factors related to the leased location. Such expenditures include leasehold improvements, furniture and fixtures, signage and displays and computers and equipment. As of October 30, 2021, the Company had eighteen (18) locations in various stages of construction, with capital and operational expenditures of approximately $7.7 million remaining. Furthermore, such growth is dependent on the ability to secure licensing from the applicable regulatory authorities.

The Company’s expansion plans are subject to additional financing, appropriate lease arrangements for each potential retail location and required approvals from the applicable regulatory authorities in each of the provinces (and municipalities) in which the Company plans to open retail cannabis locations. As well, certain provincial and municipal regulatory authorities have limited the number and location of retail cannabis licences available for issuance and this may prohibit the Company from achieving its expansion goals.

These future funding requirements may be met in several ways including, but not limited to, a combination of equity financings, debt financings and other capital markets alternatives. If the Company is not able to obtain adequate financing, enter into appropriate lease arrangements or obtain applicable regulatory approvals/licences to meet its expansion plans, the Company will scale back its expansion plans accordingly.

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The Company recently completed financings with respect to the ATM Program, April 2020 Debentures, and receipt of proceeds from the exercise of warrants by ACT, which demonstrate the Company’s ability to raise financing and manage capital to support growth of the business and continue the expansion of the retail network into new markets as they emerge.

As at October 30, 2021 and as of the date of this MD&A, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. While management has been successful in securing financing in the past, there can be no assurance that additional debt or equity financing will be available (including funds from the exercise of any securities issued to ACT) to meet the Company’s requirements or, if available, on favorable terms, and there can be no assurance that the Company will be able to enter into appropriate lease arrangements or receive the applicable regulatory approvals to meet its expansion goals.

Cash Flow Statement

Sources and Uses of Cash (in thousands of dollars)	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	October 30, 2021 ($)	October 31, 2020 ($)	October 30, 2021 ($)	October 31, 2020 ($)
Cash provided from (used in) operations prior to changes in working capital	1,654	(332)	3,989	(942)
Changes in non-cash working capital	(1,925)	(963)	(11,501)	5,119
Cash (used in) provided by operating activities	(271)	(1,295)	(7,512)	4,177
Cash provided (used in) by financing activities	(862)	9,541	12,365	3,545
Cash used in investing activities	(11,639)	(3,598)	(18,963)	(5,934)
Effect of foreign exchange on cash and cash equivalents	(8)	-	(8)	-
Decrease in cash and cash equivalents	(12,780)	4,648	(14,118)	1,788

Operating Activities

For the thirteen and thirty-nine weeks ended October 30, 2021, cash used in operating activities was $0.3 million and $7.5 million respectively (October 31, 2020 - $1.3 million used in and $4.2 million provided by, respectively), and cash provided from operating activities before changes in non-cash working capital was $1.7 million and $4.0 million (October 31, 2020 - $0.3 million used and $0.9 million used). Operating activities were affected by the net change in non-cash working capital of negative $1.9 million and $11.5 million, respectively (October 31, 2020 - negative $1.0 million and positive $5.1 million) due to the following activity in the thirty-nine weeks ended October 30, 2021:

●	trade and other receivables increased by $7.7 million (October 31, 2020 - $Nil million increase) primarily due to increases in revenue from both the wholesale and digital platform business and timing of collections;
●	an increase in inventory of $2.6 million (October 31, 2020 - $2.3 million increase) as the Company increases its retail network and services the increasing demand in its wholesale operations;
●	an increase in accounts payable and accrued liabilities of $0.8 million (October 31, 2020 - $6.6 million increase) due to the timing of payments and expanded business operations;
●	an increase in prepaids and other current assets of $3.0 million (October 31, 2020 - $1.3 million decrease) primarily due to prepaid inventory and occupancy costs paid on the first of the calendar month; and
●	an increase in deferred revenue of $0.1 million due to the timing and recognition of digital platform revenue (October 31, 2020 - $0.2 million decrease).

Financing Activities

For the thirty-nine weeks ended October 30, 2021, cash provided by financing activities was $12.4 million, which was primarily driven by $7.6 million net proceeds from the ATM Program, $9.8 million from the exercise of warrants and options and $3.9 million cash collateral for loans partially offset by lease liability cash outflows of $6.6 million and $2.4 million principal repayment of debentures.

Investing Activities

For the thirty-nine weeks ended October 30, 2021, total cash used in investing activities was $19.0 million, and was primarily due to $12.6 million of cash used to acquire property, plant and equipment and intangible assets and $5.1 million net of cash acquired for the acquisition of PotGuide.

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Contingencies

The Company is involved in certain claims and litigation on matters related to employment and lease arrangements. The Company views these as routine litigation matters that the Company is expected to be involved with in the normal course of business. Outcomes of these matters are uncertain, and therefore there can be no assurance that such matters will be resolved in the Company’s favour.

On April 28, 2021, the Company was served with a Notice of Civil Claim in the Supreme Court of British Columbia by Flora (Dawson Creek) enterprises Inc., Flora (Prince George) Enterprises Inc. and Tridelion Enterprises Inc., as plaintiffs, with respect to four asset purchase agreements for cannabis retail store locations in Kamloops, Vernon, Prince George and Quesnel, British Columbia which the parties agreed to terminate on April 6, 2020. The claim alleges breach by FFI of the asset purchase agreements and seeks an undefined amount of damages, a portion of which includes claims for the remainder of the purchase price under the terminated asset purchase agreements related to such cannabis retail stores, totalling $8.1 million. The Company intends to vigorously defend itself against the claims made by the plaintiffs. As of October 30, 2021, the Company has not recorded any amount related to this contingency.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain selected financial information for the eight fiscal quarters:

Fiscal Quarter Ended (in thousands of dollars, except per share amounts)
	October 30, 2021	July 31, 2021	May 1, 2021	January 30, 2021	October 31, 2020	August 1, 2020	May 2, 2020	February 1, 2020
Total Revenue	$45,412	$43,306	$44,084	$43,219	$33,119	$28,593	$23,122	$16,788
Net (Loss) / Income	$(1,983)	$19,450	$(61,598)	$(11,417)	$(25,723)	$(29,081)	$(12,738)	$(22,288)
Net (Loss) / Income Per Share – Basic(1)	$(0.06)	$0.58	$(2.06)	$(0.55)	$(1.51)	$(1.82)	$(0.81)	$(1.63)
Net (Loss) / Income Per Share -Diluted(1)	$(0.06)	$0.18	$(2.06)	$(0.55)	$(1.51)	$(1.82)	$(0.81)	$(1.63)
Adjusted EBITDA (2)	$2,077	$3,146	$2,307	$3,455	$1,969	$1,140	$(1,410)	$(2,672)

(1)	Quarterly earnings per share are not additive and may not equal the annual earnings per share reported. This is due to the effect of stock issued, cancelled, or repurchased during the year on the basic and diluted weighted average number of Common Shares outstanding together with the effects of rounding. Per share amounts are restated retrospectively for the ten-to-one share consolidation completed effective December 1, 2021.

(2)	Adjusted EBITDA measure disclosed in periods prior to Q1 2021 included lease liability cash payments as disclosed in accordance with IFRS 16 “Leases” accounting standards. As a result, Adjusted EBITDA for prior fiscal quarters differ from amounts disclosed in prior periods due to an update in measurement as described under “Non-IFRS Financial Measures”. Refer to reconciliation of adjusted EBITDA within MD&As for each quarter prior to Q1 2021 for lease liability payments included in the calculation of Adjusted EBITDA above.

On December 1, 2021, the Company completed a ten-to-one share consolidation on its issued and outstanding Common shares and began trading on the TSX on a post-consolidation basis on December 2, 2021. The Share Consolidation has been applied retrospectively and as a result, the per share and Common share amounts are stated on an adjusted post-consolidation basis.

Results for the past eight quarters reflect increased revenues and expenses as the Company expands its retail store network and executes its strategy of becoming leading cannabis consumer technology platform. The results of this strategy and continued growth of operations have resulted in six consecutive quarters yielding positive Adjusted EBITDA. Net income or losses are also subject to the changes in the fair values and interest expense incurred on the Company’s convertible debentures and derivative liabilities. These changes are a function of market price and estimate of the Company’s share price volatility. These are further described under “Statement of Financial Position” and “Results of Operations”.

With respect to operations, the results have varied between these fiscal quarters principally because of, (i) the evolution of the legalization of the adult-use cannabis market, (ii) the seasonal nature of the cannabis retail business, (iii) increased marketing and branding expenses related to building and growing the Company’s brands, (iv) professional and consulting fees supporting acquisitions and business development activities, (v) share-based compensation expenses increasing as stock options vest, (vi) increased salaries and wages as the organization grows and enters into commercialization and operation of its retail stores, (vii) restructuring costs, (viii) impairment charges and (ix) debt and financing costs to support the expansion of the Company’s retail and technology platform. It is anticipated that certain costs are non-recurring and/or will normalize over time.

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OUTSTANDING SHARE DATA

As at December 10, 2021, the Company had 35,835,372 Common Shares issued and outstanding.

As at December 10, 2021, the Company had the following securities outstanding, which are exercisable for Common Shares:

Securities Outstanding	Number of Securities	Weighted Average Exercise/ Conversion Price
Convertible ACT Debentures	$2,407,415 principal amount	$9.0
Stock Options	1,753,841	$9.1
Restricted Share Units	77,481	N/A
ACT Warrants (1)	20,056,634	variable

(1)	The conversion / exercise price for these instruments are variable and not disclosed on a weighted average basis. See the 2020 AIF for terms of these instruments. Additional ACT Warrants may be issued pursuant to certain Top-up Rights (as defined in the Amended and Restated Investor Rights Agreement between the Company and ACT) to ensure that ACT holds a number of ACT Warrants that may result in ACT holding 50.1% of the issued and outstanding Common Shares if the principal amount of ACT Debentures, ACT Warrants and Top-up Rights are converted and exercised, respectively, in full.

On November 29, 2021, the Company announced that it had filed articles of amendment implementing a consolidation of its Common Shares on the basis of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share. On December 1, 2021, the Company completed a ten-to-one share consolidation on its issued and outstanding Common Shares with common shares trading on a post–consolidation basis commencing on December 2, 2021. The Share Consolidation has been applied retrospectively and as a result, all Common Shares, options, warrants, restricted share units, and per share amounts are stated on an adjusted post-consolidation basis for all periods presented.

On June 1, 2021 the Company released 431,758 Common Shares from escrow to the former equity holders of Friendly Stranger, in final satisfaction of the consideration issued in connection with the acquisition of Friendly Stranger. Concurrently therewith, 53,678 Common Shares were cancelled and returned to the Company upon finalization of post-closing adjustments.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

SUBSEQUENT EVENTS

Subsequent events are described under “Q3 2021 and Recent Highlights” and relate to the following transactions/events that occurred after the fiscal period ended October 30, 2021:

●	Completed acquisition of Sarnia location.
●	Completed consolidation of the Common Shares on the basis of ten (10) pre-consolidation Common Shares for one (1) post- consolidation Common Share
●	Announced the entering into of a definitive agreement to acquire Pineapple Express.
●	Announced the entering into the ACT Loan Agreement

RELATED PARTY TRANSACTIONS

The remuneration of directors and key management personnel during the thirty-nine weeks ended October 30, 2021, is set out below:

	Thirty-nine Weeks Ended
(in thousands of dollars)	October 30, 2021 ($)	October 31, 2020 ($)
Consulting fees, salaries, benefits, and other remuneration – key management	3,144	1,183
Consulting and fees - directors	454	342
Share based payments - key management and directors (1)	430	763
	4,028	2,288

(1) Excludes deferred bonus compensation (cash bonuses earned and yet to be paid out), which totalled $0.2 million as at October 30, 2021 (January 30, 2021: $0.6 million). As at October 30, 2021, the non-current portion of bonus payable totalled $Nil (January 30, 2021: $0.3 million).

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During the thirty-nine weeks ended October 30, 2021, a total of 161,207 stock options were granted to the Company’s officers and directors (October 31, 2020: 105,000), with an exercise price of $10.4 - $12.3 (October 31, 2020: $5.8 -$6.0), and maturity date of March 23, 2027 to April 29, 2027 (October 31, 2020: April 29, 2024).

During the thirteen and thirty-nine weeks ended October 30, 2021, the following transactions occurred with ACT:

●	$23.6 million in convertible debenture conversions and $0.5 million of coupon interest settlement.
●	exercised 1,050,577 warrants and the Company received gross proceeds of $9.8 million (October 31, 2020: $10.3 million);
●	Sub-lease rental and management fee charges of $0.1 million and $0.2 million, respectively, were incurred for certain retail locations where the Company has sub-lease arrangements with ACT (October 31, 2020: $18 thousand and $18 thousand, respectively).
●	Entered into agreements with respect to the expansion of the Co-Location Program.

As at October 30, 2021, $0.4 million of capital expenditure charges remain payable to ACT (January 30, 2021: $0.4 million).

Debenture related transactions with ACT are described under “Overview of the Company” and “Q3 2021 and Recent Highlights”, including the $30 million secured debt facility the Company announced on December 13, 2021.

As at October 30, 2021, Millstone Investment Limited Partnership, a private company controlled by the Chief Executive Officer, held an approximate 10% interest in Fire & Flower U.S. Holdings, which has entered into a licensing agreement and purchase option agreement with the Company as described under “Q3 2021 and Recent Highlights – Acquisitions”.

SIGNIFICANT ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

A summary of significant accounting policies applied is included in Note 2 of the Interim Financial Statements, including recent accounting pronouncements of significance or potential significance and management’s evaluation of impact and implementation progress. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The preparation of the Financial Statements in accordance with IFRS requires the Company to make judgments in applying its accounting policies, estimates and assumptions about the future. These judgments, estimates and assumptions affect the reported amounts of assets, liabilities, revenues and other items in net operating earnings or loss and the related disclosure of contingent assets and liabilities included in the Financial Statements. The Company evaluates its estimates on an ongoing basis. The estimates are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and other items. Actual results may differ from these estimates under different assumptions or conditions.

Significant judgments and estimates made by management in the preparation of the Company’s financial information are listed below and are more fully described in Note 6 of the 2020 Annual Financial Statements and Note 2 of the Interim Financial Statements:

●	Judgements related to liquidity and impact of COVID-19;
●	Recoverable amounts and impairment assessments of goodwill, intangible assets, PP&E and lease ROU assets;
●	Determination of acquisition date fair values for business combinations;
●	Unobservable inputs used in the estimation of fair value of convertible debentures and warrants financial instruments; and
●	Lease liability related estimates for expected lease term and incremental borrowing rate.

FINANCIAL INSTRUMENTS

See Note 12 of the Interim Financial Statements and Note 20 of the 2020 Annual Financial Statements for a discussion of the Company’s financial instruments and risk management.

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INTERNAL CONTROLS

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators, the Company issues a “Certification of Annual Filings.” This Certification requires certifying officers to certify, among other things, that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) as those terms are defined in NI 52-109. The control framework used to design the Company’s ICFR is based on the framework established in Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. There have been no changes in the Company’s ICFR during the thirteen weeks ended October 30, 2021, that have materially affected, or are reasonably likely to materially affect, its ICFR.

The Company’s DC&P have been designed to provide reasonable assurance that material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding issuing disclosures as required under applicable regulations.

Exclusion of PotGuide and Wikileaf

Pursuant to NI 52-109, the Company has limited the scope of the design of DCP and ICFR to exclude controls, policies and procedures over entities acquired by the Company not more than 365 days before the end of the financial period. PotGuide and Wikileaf, recently acquisitions (acquired September 15, 2021), excluding goodwill and intangible assets generated from these acquisition and intercompany balances, represented 1.04% of the Company’s current assets, 0.22% of total assets, 0.01% of current liabilities, and 0.01% of total liabilities as at October 30, 2021.

The Company’s ICFR and DC&P, no matter how well designed, can have inherent limitations that may not prevent or detect all misstatements and can provide only reasonable assurance that the objectives of the control systems are met.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks which may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial conditions.

In addition to the other information set forth in this report, you should carefully consider the factors discussed in the Company’s 2020 AIF and MD&A for the fifty-two weeks ended January 30, 2021, which are available on the Company’s profile on SEDAR at www.sedar.com.

Except as set forth below, there have been no material changes to our risk factors since our 2020 AIF and MD&A for the fifty-two weeks ended January 30, 2021.

Additional Risk Factors Relating to the U.S. Cannabis Industry

Cannabis is a Controlled Substance in the United States

All but three U.S. states have legalized, to some extent, cannabis for medical purposes. Thirty-seven states, the District of Columbia, Puerto Rico and Guam have legalized some form of whole-plant cannabis cultivation, sales and use for certain medical purposes (medical states). Eighteen of those states and the District of Columbia and Northern Mariana have also legalized cannabis for adults for non- medical purposes (sometimes referred to as adult use). Ten additional states have legalized low-tetrahydrocannabinol (“THC”)/high-CBD extracts for select medical conditions (CBD states).

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Under U.S. federal law, however, those activities are illegal. Cannabis, other than hemp (defined by the U.S. government as Cannabis sativa L. with a THC concentration of not more than 0.3% on a dry weight basis), is a Schedule I controlled substance under the U.S. Controlled Substances Act (21 U.S.C. § 801, et seq.) (the “CSA”). Even in states or territories that have legalized cannabis to some extent, the cultivation, possession, and sale of cannabis all violate the CSA and are punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate federal law if they aid and abet another in violating the CSA, or conspire with another to violate the law, and violating the CSA is a predicate for certain other crimes, including money laundering laws and the Racketeer Influenced and Corrupt Organizations Act. The U.S. Supreme Court has ruled that the federal government has the authority to regulate and criminalize the sale, possession and use of cannabis, even for individual medical purposes, regardless of whether it is legal under state law. For over seven years, however, the U.S. government has not enforced those laws against companies complying with state cannabis law and their vendors.

The Company, through its indirect, wholly-owned subsidiary, PotGuide, collects revenue from clients that based on our due diligence are licensed in, and complying with, state-regulated cannabis programs, regardless of their status under U.S. federal law. Nevertheless, as a result of the inconsistency between federal and state laws and regulations, U.S. federal law enforcement authorities could seek to bring criminal actions against PotGuide’s clients under the CSA.

Similarly, the Company cannot provide assurance that Potguide’s internal controls and compliance systems of will always protect us from acts committed by our client’s employees, agents or business partners in violation of applicable laws and regulations in the jurisdictions in which they conduct operations, including those applicable to businesses in the cannabis industry. Any improper acts or allegations could damage our reputation, and subject us to civil or criminal investigations and related shareholder lawsuits, could lead to substantial civil and criminal monetary and non-monetary penalties, and could cause us to incur significant legal and investigatory fees. Any legal or regulatory enforcement against PotGuide based on the business solutions that we offer, the third-party content available on our platform or noncompliance by PotGuide’s clients with federal or applicable state laws, could subject us to various risks, including monetary penalties and the risk that we elect or are compelled to remove content from our platform and would likely cause us to experience negative publicity. Any of these developments could materially and adversely impact our business, operating results, financial condition, brand, and reputation.

If PotGuide’s clients are convicted of violating U.S. federal law relating to cannabis, they may be subject not only to criminal charges and convictions, but also to forfeiture of property, significant fines and penalties, disgorgement of profits, administrative sanctions, cessation of business activities, or civil liabilities arising from proceedings initiated by either the U.S. government or private citizens. Any of these actions or consequences on PotGuide’s clients could have a material adverse effect on the Company, including its reputation and ability to conduct business, its financial position, operating results, profitability or liquidity or the market price of its listed securities.

Further, to the extent any law enforcement actions require us to respond to subpoenas, or undergo search warrants, for client records, cannabis businesses could elect to cease using our products. Until the U.S. federal government changes the laws with respect to cannabis, U.S. federal authorities could change their current enforcement policies to more strictly enforce current federal prohibitions and restrictions. An increase in federal enforcement against companies licensed under state cannabis laws could negatively impact the state cannabis industries and, in turn, our business, operating results, financial condition, brand and reputation.

We may be subject to claims brought against us as a result of content we provide.

The potguide.com and wikileaf.com platforms provide educational information regarding the use and potential effects of various types of cannabis products, including information regarding therapeutic uses of cannabis. If our content, or content we obtain from third parties, contains inaccuracies, it is possible that consumers or others may commence litigation against us for various causes of action. Although the potguide.com and wikileaf.com websites and mobile applications contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate our liability, the law governing the validity and enforceability of online agreements and other electronic transactions is evolving. We could be subject to claims by third parties that our online agreements with consumers setting out the terms and conditions for use of our websites and mobile applications are unenforceable. A finding by a court that these agreements (or parts thereof) are invalid may result in the Company being subject to certain liabilities that could harm our business and require costly changes to our business.

For content that we publish or provide ourselves, we have editorial procedures in place to provide quality control of such information. However, we cannot assure readers that our editorial and other quality control procedures will be sufficient to ensure that there are no errors or omissions in particular content. Even if potential claims do not result in liability to us, investigating and defending against these claims could be expensive and time-consuming and could divert management’s attention away from our operations. In addition, the PotGuide business is based on establishing the reputation of the potguide.com and wikileaf.com platforms as trustworthy and dependable sources of educational information. Allegations of impropriety or inaccuracy, even if unfounded, could harm our reputation and business.

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We may be subject to legal claims based on the content published to our platforms.

We may be subject to legal claims relating to information made available through the potguide.com and wikileaf.com platforms, including claims for defamation, libel, negligence and copyright or trademark infringement, among others. These claims or allegations could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims or allegations. In some instances, we may elect or be compelled to remove content, or may be forced to pay substantial damages or administrative monetary penalties, if we are unsuccessful in our efforts to defend against these claims or allegations. If we elect, or are compelled, to remove valuable content from our platform, our platform or services may become less useful to consumers, which could have a negative impact on our business and financial performance.

U.S. anti-money laundering risk.

We and our clients are subject to a variety of laws and regulations in the United States regarding financial transactions. Violations of the U.S. anti-money laundering (AML) laws require proceeds from enumerated criminal activity, which includes trafficking in cannabis in violation of the CSA. Financial institutions that both we and our clients rely on are subject to the Bank Secrecy Act, as amended by Title III of the USA Patriot Act. The penalties for violation of these laws include imprisonment, substantial fines and forfeiture.

In 2014, the Department of Justice (“DOJ”) under the Obama administration directed federal prosecutors to exercise restraint in prosecuting AML violations arising in the state legal cannabis programs and to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals based upon cannabis-related activity. Around the same time, the Treasury Department issued guidance that clarified how financial institutions can provide services to cannabis-related businesses, consistent with financial institutions’ obligations under the Bank Secrecy Act. Then Attorney General Sessions’s rescission of the DOJ’s guidance on the state cannabis programs in early 2018 increased uncertainty and heighted the risk that federal law enforcement authorities could seek to pursue money laundering charges against entities, or individuals, engaged in supporting the cannabis industry. On January 31, 2018, the Treasury Department issued additional guidance that the 2014 Guidance would remain in place until further notice, despite the rescission of the DOJ’s earlier guidance memoranda.

We are subject to a variety of laws and regulations that prohibit money laundering, including the Money Laundering Control Act (U.S. Code Title 18 Sections 1956 and 1957), as amended, and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in the United States. If any of our clients’ business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be in violation of money laundering statutes, our clients could be subject to criminal liability and significant penalties and fines. Any violations of these laws, or allegations of such violations, by our clients could disrupt our operations and involve significant management distraction and expenses. As a result, a significant number of our clients facing money laundering charges could materially affect our business, operations and financial condition. Additionally, proceeds from our clients’ business activities, including payments we have received from those clients, could be subject to seizure or forfeiture if they are found to be illegal proceeds of a crime transmitted in violation of anti-money laundering laws, which could have a material adverse effect on our business. Finally, if any of our clients are found to be violating the above statutes, this could have a material adverse effect on their ability to access or maintain financial services, which could, in turn, have a material adverse effect on our business.

Cannabis businesses are subject to unfavorable U.S. tax treatment.

Section 280E of the Internal Revenue Code (“Code”) does not allow any deduction or credit for any amount paid or incurred during the taxable year in carrying on business, other than costs of goods sold, if the business (or the activities which comprise the trade or business) consists of trafficking in controlled substances (within the meaning of Schedules I and II of the CSA). The IRS has applied this provision to cannabis operations, prohibiting them from deducting expenses associated with cannabis businesses beyond costs of goods sold and asserting assessments and penalties for additional taxes owed. Section 280E may have a lesser impact on cannabis cultivation and manufacturing operations than on sales operations, which directly affects PotGuide’s clients, who are cannabis retailers. However, Section 280E and related IRS enforcement activity have had a significant impact on the operations of all cannabis companies. While the Section does not directly affect our Company, it lowers PotGuide’s clients’ profitability, and could result in decreased demand for the potguide.com and wikileaf.com listing and marketing services. An otherwise profitable cannabis business may operate at a loss after taking into account its U.S. income tax expenses. This affects us because our sales and operating results could be adversely affected if our clients decrease their marketing budgets and are operating on lower profit margins as a result of unfavorable treatment by the Code.

While we do believe that Section 280E does not apply to our business, or ancillary service providers that work with state-licensed cannabis businesses, if the IRS were to in the future interpret the section to apply to PotGuide, it may materially affect our profitability and financial condition.

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Contractual risk.

U.S. courts will not enforce a contract deemed to involve a violation of law or public policy. Because cannabis remains illegal under U.S. federal law, parties to contracts involving the state legal cannabis industry have argued that the agreement was void as federally illegal or against public policy. Some courts have accepted this argument in certain cases, usually against the company trafficking in cannabis. While courts have enforced contracts related to activities by state-legal cannabis companies, and the trend is generally to enforce contracts with state-legal cannabis companies and their vendors, there remains doubt and uncertainty that PotGuide will be able to enforce its commercial agreements in court for this reason. We cannot be assured that we will have a remedy for breach of contract, which would have a material adverse effect on the potguide.com and wikileaf.com businesses.

Additional Risks Related to Operation of Online Platforms

Reliance on high-quality content and consumer traffic

The success of the potguide.com and wikileaf.com platforms depends on those platforms providing consumers with useful information about our clients and their products, which in turn depends on the content provided by consumers and clients. For example, the platform will not provide useful information about cannabis brands or products if clients or consumers do not contribute content that is helpful and reliable, or if they remove previously submitted content.

Additionally, if we filter out helpful content or fail to filter out unhelpful content, clients and consumers alike may stop or reduce their use of our platforms and products, which could negatively impact our business. While we are continually seeking to improve our ability to identify and remove offensive, biased, unreliable, inauthentic, duplicative, fraudulent or otherwise unhelpful content, and have implemented safeguards on the platforms to facilitate those efforts, we cannot guarantee that those efforts or safeguards will be effective or adequate.

If the potguide.com or wikileaf.com platforms are not perceived as providing useful, accurate and current information about our clients and their products, consumers may stop or reduce their use of our platforms, which could suppress the demand for our advertising placements and adversely affect our business and operating results.

The cannabis information market is highly competitive.

The cannabis information market is rapidly evolving and is currently characterized by intense competition, due in part to relatively low barriers to entry. We expect competition to further intensify in the future as cannabis continues to be legalized and regulated worldwide, new technologies are developed and new participants enter the cannabis information market. If the regulatory regime for cannabis in the U.S. becomes more settled and the market for cannabis becomes federally legalized, competition may further intensified as new participants may be encouraged to enter the cannabis information market, including established companies, such as tobacco and alcohol companies, with substantially greater financial, technical, and other resources than existing market participants, including the Company. Additionally, as consumers and cannabis industry clients demand richer data, integrations with other cannabis industry participants such as point-of-sale providers and loyalty service providers may become increasingly important. If we are unable to complete such new integrations into the potguide.com and wikileaf.com websites as quickly as our competitor or as required by our clients, or improve our existing integrations based on legacy systems, we may lose market share to competitors. Our current and future competitors may also enjoy other competitive advantages, such as greater name recognition, more varied or more focused offerings, better market acceptance, and larger marketing budgets.

Additionally, as the legalization of cannabis continues in new jurisdictions, cannabis cultivators and distributors could experience consolidation as existing cannabis businesses seek to obtain greater market share and purchasing power and new entrants seek to establish a significant market presence. Consolidation of the cannabis markets could reduce the size of the potential client base for PotGuide and give remaining clients greater bargaining or purchasing power. This may in turn erode the prices for our advertising placements and result in decreased margins. Consolidation could particularly affect smaller cannabis businesses, with whom PotGuide has historically conducted the majority of its business. Further, heightened competition between cannabis businesses could ultimately have a negative impact on the viability of individual market participants, which could reduce or eliminate their ability to purchase our products and solutions.

If we are unable to compete effectively for any of these reasons, it may no longer be economical to maintain operations of the potguide.com and wikileaf.com websites or develop related products and solutions, which may have an adverse affect on our business.

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Reliance on search engine placement, syndicated content, paid digital advertising and social media marketing.

Many consumers locate our websites through internet search engines, like Google, and paid digital advertisements in certain jurisdictions. The prominence of our websites in response to internet searches is a critical factor in the attractiveness of our advertising placements, and our digital marketing efforts, such as search engine optimization, are intended to improve our search result rankings and increase traffic to our website. Visits to our websites could decline significantly if our websites are listed less prominently or fail to appear in relevant search results for any reason, including ineffective implementation of our digital marketing strategies or any change by a search engine to its ranking algorithms or advertising policies.

Visits to our websites could also decline if our accounts on Facebook, Instagram or Twitter or other social media are shut down or restricted. We work across social networks to increase consumer and client awareness of the Company’s brand, and to promote client acquisition. Our engagement on these social media platforms is subject to their respective terms of service and community guidelines, which generally restrict the promotion, sale and, often, depiction of cannabis. While we do not directly promote the sale of cannabis or cannabis-related products on these social media platforms, the perception that we may be engaging in such promotion or our inadvertent violation of other aspects of these platforms’ terms of service or community guidelines may result in our accounts being shut down or restricted. Our accounts might also be suspended or restricted due to changes in the rules and regulations of such social media platforms. Any such suspension or restriction could result in reduced traffic to the potguide.com and wikileaf.com websites, which could adversely affect our business and operating results.

Reliance on platform accessibility.

It is critical to the success of our websites that clients and consumers within our geographic markets be able to access our platforms at all times. We have previously experienced service disruptions, and in the future, we may experience service disruptions, outages or other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints, and distributed denial of service (DDoS), fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platforms, especially during peak usage times and as our products become more complex and our traffic increases. If our online platforms are unavailable when consumers attempt to access them or they do not load as quickly as customer’s expect, consumers may seek other solutions (including resorting to our competitors) and may not return to our platform as often in the future, or at all. Such reduced traffic would harm our ability to attract clients and decrease the frequency with which they subscribe for our advertising placements. We expect to continue to make significant investments to maintain and improve the availability of our online platforms and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology and customer demands, our business and operating may be adversely affected.

We may be unable to prevent others from aggregating or misappropriating data from our websites.

From time to time, third parties have misappropriated data from our websites through website scraping, software robots or other means, and aggregated this data on their websites with data from other companies. Additionally, copycat websites have misappropriated data on our network and attempted to imitate our brand or the functionality of our websites. We may be unable to detect all such websites in a timely manner and even timely technological and legal measures may be insufficient to halt their operations or protect us against the impact of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, operating results or financial condition. In addition, to the extent that such activity creates confusion among clients or consumers, such confusion may decrease the likelihood that consumers use our platforms to access information, or reduce the distinctiveness of our products in the marketplace, our brand and business could be harmed.

We may improve our products and solutions in ways that forego short-term gains.

We seek to provide the best experience for our clients and consumers who use our online platforms. Some of our changes to provide this best experience may have the effect of reducing our short-term revenue or profitability if we believe that the benefits will ultimately improve our business and financial performance over the long term. Any short-term reductions in revenue or profitability could be greater than planned or the changes mentioned above may not produce the long-term benefits that we expect, in which case our business and operating results could be adversely affected.

We are subject to risks inherent in foreign operations, including social, political and economic flux and compliance with additional U.S. and foreign laws and may not be able to successfully maintain or expand our foreign operations as a result.

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We anticipate growing our business, in part, by continuing to expand our foreign operations where legally permissible to do so. As we continue our expansion, we may enter new foreign markets where we have limited or no experience marketing and deploying our platforms. If we fail to launch or manage our foreign operations successfully, our business may suffer. Additionally, as our foreign operations expand, or more of our expenses are denominated in currencies other than the Canadian dollar, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. In addition, as our foreign operations continue to grow, we are subject to a variety of risks inherent in doing business internationally, including:

●	political, social, and economic instability;
●	risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to privacy and data protection, and unexpected changes in laws, regulatory requirements, and enforcement;
●	fluctuations in currency exchange rates;
●	higher levels of credit risk and payment fraud;
●	complying with tax requirements of multiple jurisdictions;
●	enhanced difficulties of integrating any foreign acquisitions;
●	the ability to present information effectively in foreign languages;
●	complying with a variety of foreign laws, including certain employment laws;
●	reduced protection for intellectual property rights in some countries;
●	difficulties in staffing and managing global operations and the increased travel, infrastructure, and compliance costs associated with operating in foreign jurisdictions; and
●	regulations that might add difficulties in repatriating cash earned outside Canada and otherwise preventing us from freely moving cash.

OUTLOOK

The COVID-19 pandemic has generated both opportunities and challenges for organizations globally, including the Company. In Q3 2021, under continuing COVID-19 restrictions, the Company has been able to continue operating in all of its business lines with minimal disruption. With respect to its retail operations, the Company was able to quickly adapt its business model in ways that protect public health and adopt new methods of servicing its customers such as Spark Fastlane™, online payment, and where permissible under applicable regulations, curbside pick-up and Spark Rapid Delivery services in certain jurisdictions prior to the pandemic. This is a very positive step in the Company’s ability to compete with the incumbent illegal, unregulated market which poses an additional threat to public health during this pandemic.

As a result, of these actions, the Company to date has more than 360,000 Spark Perks™ members. The Spark Perks™ program collects data on consumer purchase behaviors to help the Company better understand the preferences of its customers and is also a robust, Cannabis Act compliant marketing platform which drives customer engagement and offers a tailored experience. This proprietary Retail 2.0 platform provides Fire & Flower’s customers with a convenient, personalized & curated shopping experience, whether online or in- store and has been proven as having the ability to rapidly adapt to changing economic, social and regulatory conditions as customer service models evolve. Leveraging powerful predictive analytics, Fire & Flower and our suppliers can ensure the right products are in the right location to meet customer demand and thereby drive sales and profitability for the Company.

The Company’s Open Fields distribution and wholesale operations continues to be a high performer and sets the Province of Saskatchewan as a testing-ground for private wholesaling and distribution. As the Province continues to open up the cannabis retail market, additional revenue opportunities through sales to external accounts are created, and Open Fields is poised to benefit. Additionally, the Company sees greater margins in the province of Saskatchewan as it is able to capture both wholesale and retail margins.

The Hifyre™ Digital Retail and Analytics Platform prepared the Company to rapidly deploy innovative business solutions before and during the current public health crisis. Hifyre also generates external revenue, and beyond licensed producer customers, other customers include marketing, finance and market research groups seeking usable data and analysis. Additionally, the Hifyre™ Digital Retail and Analytics Platform is a white-label Software-as-a-service (SaaS) retail platform that is licensed to regulated cannabis retailers in emerging international markets. Through strategic software alliances the Hifyre™ Digital Retail and Analytics Platform provides a data-driven, shop-in-a-box rollout for retailers.

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